FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated October 22, 2024

Item 1

Banco Santander, S.A. (“Santander” or the “Bank”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Santander hereby announces that it shall disclose its third quarter financial results for 2024 next Tuesday, 29 October 2024.

To this end, a presentation will be given to analysts via audio conference at 10:00 a.m. (Madrid time), which can be followed through the Bank’s corporate website www.santander.com. The associated documentation will be made public prior to its commencement through a communication to the CNMV and publication on the aforementioned corporate website.

At 12:00 p.m. (Madrid time), a presentation to share such results with media will take place at the Ciudad Grupo Santander in Boadilla del Monte (Madrid), to which media may attend either in-person or by videoconference.

Boadilla del Monte (Madrid), 22 October 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 22, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance